                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                              ----------------------

                                   SCHEDULE 13D

     Information to be included in statements filed pursuant to Rule 13d-1(a) and amendments thereto filed pursuant to Rule 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            JB Oxford Holdings, Inc.
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                                (Name of Issuer)

                                     Common Stock
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                            (Title of Class of Securities)

                                       46610710
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                                    (CUSIP Number)

     Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street,
                         Cleveland, Ohio 44114, 216-736-7204
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           (Name, Address and Telephone Number of Person Authorized to
                        Receive Notices and Communications)

                                February 22, 1999
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          (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).

                               SCHEDULE 13D

CUSIP NO.  46610710                                        PAGE 2 OF 9 PAGES
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1    NAME OF REPORTING PERSON
     I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Christopher L.  Jarratt
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [   ]
                                                                 (b)  [   ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                            [   ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     US
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   NUMBER OF        7    SOLE VOTING POWER

    SHARES               9,476,782(1)
                   ------------------------------------------------------------
 BENEFICIALLY       8    SHARED VOTING POWER

   OWNED BY              40,000(2)
                   ------------------------------------------------------------
    EACH            9    SOLE DISPOSITIVE POWER

  REPORTING              8,688,492(1)
                   ------------------------------------------------------------
   PERSON           10   SHARED DISPOSITIVE POWER

    WITH                 40,000(2)
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,516,782 (1)
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [   ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     42.0%
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14   TYPE OF REPORTING PERSON*
     IN
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(1) Includes (i) 469,540 shares held by the JB Oxford Revocable Government
Trust of which Third Capital Partners, LLC is the Trustee with the power to vote the 469,540 shares held by the Trust, pursuant to the JB Oxford Revocable Government Trust Agreement, dated as of February 18, 1999, by and between JB Oxford Holdings, Inc. and Third Capital Partners, LLC, as Trustee;
(ii) 40,000 shares held by Mr. Jarratt's wife; and (iii) 318,750 shares subject to an irrevocable proxy granted to Mr. Jarratt by Oeri Finance, Inc. and Felix A. Oeri. Mr. Jarratt is the chief manager of Third Capital Partners, LLC.
(2) Shares held by Mr. Jarratt's wife.

                               SCHEDULE 13D

CUSIP NO.  46610710                                        PAGE 3 OF 9 PAGES
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1    NAME OF REPORTING PERSON
     I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Third Capital Partners, LLC
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [   ]
                                                                 (b)  [   ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                            [   ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Tennessee
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   NUMBER OF        7    SOLE VOTING POWER

    SHARES               8,310,532 (1)
                   ------------------------------------------------------------
 BENEFICIALLY       8    SHARED VOTING POWER

   OWNED BY              -0-
                   ------------------------------------------------------------
    EACH            9    SOLE DISPOSITIVE POWER

  REPORTING              7,840,992
                   ------------------------------------------------------------
   PERSON           10   SHARED DISPOSITIVE POWER

    WITH                 -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,310,532 (1)
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [   ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     37.9%
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14   TYPE OF REPORTING PERSON*
     OO
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(1) Includes 469,540 shares held by the JB Oxford Revocable Government Trust of which Third Capital Partners, LLC is the Trustee with the power to vote the 469,540 shares held by the Trust, pursuant to the JB Oxford Revocable Government Trust Agreement, dated as of February 18, 1999, by and between JB Oxford Holdings, Inc. and Third Capital Partners, LLC, as Trustee.

                               SCHEDULE 13D

CUSIP NO.  46610710                                        PAGE 4 OF 9 PAGES
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1    NAME OF REPORTING PERSON
     I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     James G.  Lewis
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [    ]
                                                                 (b)  [    ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                            [    ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     US
-------------------------------------------------------------------------------
   NUMBER OF        7    SOLE VOTING POWER

    SHARES               792,800
                   ------------------------------------------------------------
 BENEFICIALLY       8    SHARED VOTING POWER

   OWNED BY
                   ------------------------------------------------------------
    EACH            9    SOLE DISPOSITIVE POWER

  REPORTING              792,800
                   ------------------------------------------------------------
   PERSON           10   SHARED DISPOSITIVE POWER

    WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     792,800
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [    ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.3%
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14   TYPE OF REPORTING PERSON*
     IN
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

CUSIP NO. 46610710


     Pursuant to Rule 13d-1(k)(1), this Amendment No. 1 to Schedule 13D Statement is filed jointly on behalf of Third Capital Partners, LLC, a Tennessee limited liability company ("Third Capital Partners"), Christopher
L. Jarratt and James G. Lewis for the purpose of reporting, among other matters, (1) the acquisition by Third Capital Partners of beneficial ownership of shares of common stock, $0.01 par value per share (the "Shares"), of JB Oxford Holdings, Inc, a Utah corporation ("JB Oxford"), (2) the establishment of a trust to hold 469,540 Shares with Third Capital Partners as the trustee of the trust, (3) the relinquishment of Mr. Jarratt's right to vote Shares sold by Felix A. Oeri or Oeri Finance, Inc. ("Oeri Finance") pursuant to an irrevocable proxy (the "Irrevocable Proxy"), and (4) the relinquishment by Mr. Jarratt of a right of first refusal to purchase all Shares owned or thereafter acquired by Mr. Oeri or Oeri Finance (the "Right of First Refusal").

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is amended and supplemented as follows:

     The 100,000 Shares reported herein as having been acquired by Third Capital Partners since the filing of the original Schedule 13D Statement with the Securities and Exchange Commission (the "SEC") on July 6, 1998 (the "Original Schedule 13D") were acquired from Oeri Finance for cash consideration of $10.00 with working capital of Third Capital Partners and the relinquishment of the Right of First Refusal, including the relinquishment of the Irrevocable Proxy with respect to Shares sold by Mr. Oeri or Oeri Finance.

     No separate consideration was paid to Third Capital Partners, as trustee, for the right to vote all 469,540 Shares held by the JB Oxford Revocable Government Trust (the "Trust"), which was established pursuant to the JB Oxford Revocable Government Trust Agreement, dated as of February 18, 1999, by and between JB Oxford and Third Capital Partners, as Trustee (the "Trust Agreement"), nor is any separate consideration being paid to Third Capital Partners to administer the Trust.

Item 4.   PURPOSE OF TRANSACTION.

     Item 4 is amended and supplemented as follows:

     On February 18, 1999, JB Oxford and Third Capital Partners, as Trustee, entered into the Trust Agreement which established the Trust. Christopher L. Jarratt, JB Oxford's Chairman and Chief Executive Officer, is the chief manager of Third Capital Partners. On February 12 and 22, 1999, the Trust purchased 469,540 Shares (the "Trust Shares") for an aggregate purchase price of $586,915 in a series of transactions with the proceeds of a loan from JB Oxford. The Trust executed a promissory note in favor of JB Oxford in the amount of $586,915 (the "Note"). Pursuant to the terms of the Trust Agreement, Third Capital Partners has the right to vote the Trust Shares, if permitted by law, in connection with any matter that is presented to the vote of JB Oxford's shareholders. However, under the terms of the Trust
Agreement, Third Capital Partners has no right to dispose of the Trust Shares except upon termination of the Trust. The Trust will terminate on the first to occur of (1) February 18, 2001 or (2) the completion of the investigation of JB Oxford being conducted by the U.S. Attorney's Office in Los Angeles, the Federal Bureau of Investigation and the SEC. The Trust Agreement and Note are attached hereto as Exhibit 7.5 and are incorporated herein by reference.

                               Page 5 of 9 Pages
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CUSIP NO. 46610710

     Concurrently with the purchase of the Trust Shares, Third Capital Partners purchased 100,000 Shares from Oeri Finance, and JB Oxford and Third Capital Partners relinquished their Rights of First Refusal, dated May 27, 1998, to any remaining Shares owned by Mr. Oeri and Oeri Finance (as described in the Original Schedule 13D). The Irrevocable Proxy granted to Mr. Jarratt on May 27, 1998 by Mr. Oeri and Oeri Finance (as described in the Original Schedule 13D) pursuant to which Mr. Jarratt was granted the right to vote all Shares then or thereafter owned by Mr. Oeri or Oeri Finance remains in effect with respect to any and all Shares that Mr. Oeri or Oeri Finance
may continue to hold.   According to Amendment No. 2 to Schedule 13D
Statement filed with the SEC on March 12, 1999 by Oeri Finance, Oeri Finance no longer owns any Shares. According to Amendment No. 2 to Schedule 13D Statement filed with the SEC on March 12, 1999 by Felix A. Oeri, Mr. Oeri currently owns 318,750 Shares over which Mr. Jarratt will have the right to vote pursuant to the Irrevocable Proxy, but only for as long as Mr. Oeri continues to hold the Shares.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is amended and supplemented as follows:

     (a) According to the most recently available filing with the SEC by JB Oxford, there are 14,141,205 Shares outstanding. In accordance with their respective terms, the Convertible Notes (as described in the Original
Schedule 13D) owned by Third Capital Partners may be converted into 4,883,850 Shares and the New Notes (as described in the Original Schedule 13D) owned by Third Capital Partners may be converted into 2,857,142 Shares. Assuming the conversion of the Convertible Notes and the New Notes owned by Third Capital Partners, there would be 21,882,197 Shares outstanding.

     Third Capital Partners beneficially owns 8,310,532 Shares, including the Trust Shares over which Third Capital Partners, as Trustee of the Trust, has the right to vote, or approximately 37.9% of the outstanding Shares, assuming conversion of the Convertible Notes and the New Notes owned by Third Capital Partners.

     As Chief Manager and Chief Executive Officer of Third Capital Partners, Mr. Jarratt may be deemed to beneficially own all such Shares beneficially owned by Third Capital Partners, including the Trust Shares and the Shares that are issuable upon conversion of the Convertible Notes and the New Notes. In addition, Mr. Jarratt directly owns 47,500 Shares and 800,000 options to purchase Shares (none of which have vested). Mr. Jarratt may also be deemed to beneficially own 318,750 Shares subject to the Irrevocable Proxy and 40,000 Shares owned by his wife. Assuming the conversion of the Convertible Notes and the New Notes owned by Third Capital Partners and the exercise of the options granted to Mr. Jarratt, there would be 22,682,197 Shares outstanding. Mr. Jarratt may be deemed to beneficially own 9,516,782 Shares, or approximately 42.0% of the outstanding Shares, assuming conversion of the Convertible Notes and the New Notes owned by Third Capital Partners and exercise of the options granted to Mr. Jarratt.

     Mr. Lewis directly owns 42,800 Shares and may be deemed to beneficially own 750,000 options to purchase Shares (none of which have vested). Assuming the exercise of the options granted to Mr. Lewis, there would be 14,891,205 Shares outstanding. Mr. Lewis may be deemed

                               Page 6 of 9 Pages

CUSIP NO. 46610710

to own 792,800 Shares, or approximately 5.3% of the outstanding Shares assuming exercise of the options granted to Mr. Lewis.

     Mr. Jarratt and Third Capital Partners disclaim beneficial interest in any Shares beneficially owned by Mr. Lewis. Mr. Lewis disclaims beneficial interest in any Shares beneficially owned by Third Capital Partners or Mr. Jarratt.

     (b) Other than the Trust Shares, Mr. Jarratt, as Chief Manager and Chief Executive Officer of Third Capital Partners, has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned by Third Capital Partners.

     Other than the Shares owned by Mr. Oeri that are subject to the Irrevocable Proxy and the Shares owned by his wife, Mr. Jarratt has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned by him.

     Mr. Lewis has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned by him.

     (c) During the past 60 days, Third Capital Partners purchased 100,000 Shares from Oeri Finance in a private transaction for cash consideration of $10.00 and the relinquishment of the Right of First Refusal, including the relinquishment of the Irrevocable Proxy with respect to Shares sold by Mr. Oeri and Oeri Finance. Third Capital Partners was appointed as Trustee of the Trust, with the right to vote the Trust Shares pursuant to the Trust Agreement. Third Capital Partners is not being compensated in its role as Trustee.

     During the past 60 days, Mr. Jarratt did not acquire or sell any Shares.

     During the past 60 days, Mr. Lewis did not acquire or sell any Shares.

     (d)  Not Applicable.

     (e)  Not Applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Reference is made to the Trust Agreement and the Note which are referred to in Item 4 and attached hereto as Exhibit 7.5.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 7.5 JB Oxford Revocable Government Trust Agreement, dated as of February 18, 1999, by and between JB Oxford Holdings, Inc. and Third Capital Partners, LLC, as Trustee

                               Page 7 of 9 Pages

CUSIP NO. 46610710

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 18, 1999                  THIRD CAPITAL PARTNERS, LLC



                                       By: /s/ Christopher L. Jarratt
                                           ------------------------------------
                                           Christopher L. Jarratt


                                       CHRISTOPHER L. JARRATT


                                       /s/ Christopher L. Jarratt
                                       ----------------------------------------


                                       JAMES G. LEWIS


                                       /s/ James G. Lewis
                                       ----------------------------------------

                               Page 8 of 9 Pages

CUSIP NO. 46610710

                                 EXHIBIT INDEX

     Exhibit 7.5 JB Oxford Revocable Government Trust Agreement, dated as of February 18, 1999, by and between JB Oxford Holdings, Inc. and Third Capital Partners, LLC, as Trustee

                               Page 9 of 9 Pages